Exhibit 99.1

Sinovac Biotech Holds Annual General Meeting

BEIJING, September 18 -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that its Annual General Meeting originally scheduled for September 4, 2008 was held two weeks later, on September 18, 2008.

During the September 18, Annual General Meeting, held at Sinovac's headquarters located at No. 39, Shangdi Xi Rd., Haidian District, Beijing, PRC, the Company's 2007 Annual Report was reviewed, and the appointment of Ernst & Young as Sinovac's registered public accountants was approved.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM)(H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

For more information, please contact:
Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x871
Fax:   +86-10-6296-6910
Email: info@sinovac.com

Investors/Media:
Stephanie Carrington/Janine McCargo
The Ruth Group
Tel:   +1-646-536-7017/7033
Email: scarrington@theruthgroup.com
      jmccargo@theruthgroup.com